FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following text is the English translation of a news release issued in Germany by a subsidiary of HSBC Holdings plc



                          HSBC Trinkaus & Burkhardt AG
                                 2007 Dividend

The Supervisory Board and Management Board of HSBC Trinkaus & Burkhardt AG decided today to propose to the Annual General meeting on 17 June 2008 the payment of a dividend of EUR 2.50 per share (EUR 2.50 per share in 2006). The decision of the Supervisory Board and Management Board is based on the draft results for the financial year ended 31 December 2007.

HSBC Trinkaus & Burkhardt full year results for 2007 are scheduled to be released on 4 April 2008. HSBC Trinkaus & Burkhardt is a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

Note to editors

HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is one of the leading private banks in Germany and part of the globally-operating HSBC Group. In addition to the head office in Dusseldorf, HSBC Trinkaus is represented in six locations in Germany with over 1,800 employees and has access to the global network of the HSBC Group. With total assets of EUR21.8 billion* and EUR86.3 billion in funds under management and administration*, the bank has a Fitch IBCA rating of AA-. The core target groups are private clients, corporate clients and institutional clients. *(figures as at 30 September 2007)

Copies of all the bank's news releases can be found on the homepage www.hsbctrinkaus.de.










                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 February, 2008